UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

_____________________

The GAAP financial statements included in the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136, 333-193783 and 333-219792.

CONTENTS

Exhibits

99.1	Press Release, November 2, 2017: Attunity Reports Third Quarter 2017 Results
99.2	Press Release, November 2, 2017: Attunity Appoints New Chief Operating Officer
99.3	Press Release, November 1, 2017: Microsoft and Attunity Announce Strategic Partnership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: November 2, 2017